UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Korro Bio, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

500946108

(CUSIP Number)

November 3, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 500946108

(1)	NAMES OF REPORTING PERSONS Platanus Investment LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 540,165
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 540,165
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,165
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
(12)	TYPE OF REPORTING PERSON (see instructions) OO

13G

CUSIP No. 500946108

(1)	NAMES OF REPORTING PERSONS Xinyi Cai
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 540,165
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 540,165
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,165
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
(12)	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.

(a)	Name of Issuer:

Korro Bio, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

One Kendall Square, Building 600-700, Suite 6-401

Cambridge, MA 02139

Item 2.

(a)	Name of Persons Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act

(i)	Platanus Investment LLC, a Delaware limited liability company (“Platanus”), with respect to the shares of Common Stock directly held by it; and

(ii)	Xinyi Cai, who is the director of Platanus, with respect to the shares of Common Stock held directly by Platanus.

Platanus and Xinyi Cai are hereinafter sometimes referred to as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence:

The principal office and business address of Platanus and Xinyi Cai is:

3 E 3rd Ave, Suite 200

San Mateo, CA 94401

(c)	Citizenship:

See Item 2(a) above and Item 4 of each cover page.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

(e)	CUSIP Number:

500946108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a)—(c) is set forth in Rows (5)—(11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. Such information is as of the close of business on November 16, 2023.

Xinyi Cai owns directly no shares of Common Stock. Xinyi Cai is the director of Platanus and holds voting and dispositive power over the securities owned by Platanus.

The percentages set forth herein are based on 8,001,283 shares of Common Stock outstanding as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 6, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: November 17, 2023

PLATANUS INVESTMENT LLC

By:	/s/ Xinyi Cai
Name:	Xinyi Cai
Its:	Director

XINYI CAI

By:	/s/ Xinyi Cai
Name:	Xinyi Cai